FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.
PROVIDES UPDATE ON SOY²O™ DISTRIBUTION

Product Now Available in
All 10 Canadian Provinces, 18 US States and Mexico

VANCOUVER, CANADA, August 24, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that Soy²O™ is now available in all 10 Canadian Provinces, 18 US States and Mexico.

The Company recently announced that it had joined forces with NSSI, for that subsidiary of Acosta to act as its US natural and specialty food broker. That relationship has quickly borne fruit. The Company is also proud to announce that it has secured several new grocery listing listings for Soy²O™ including Shaw’s, Stop and Shop, and Giant of Landover.

Pat Wilson, Senior Vice-President of Sales for Leading Brands Canada, Inc. and President of the Company’s US subsidiary said: “Soy²O™ is now available in almost 1000 stores in the United States and that number is growing rapidly. It is very important for us in analyzing our distribution and listing arrangements to establish profitable relationships for everyone involved: we have approached the introduction of Soy²O™ in just that way.”

The Company announced that Soy²O™ is also now available in a large national convenience store chain in Mexico.

Matt Hughes, Vice-President of Sales, United States reported: “The recent introduction of “Zero Calorie, Zero Carb” Soy²O™ is helping us expand distribution of this great new brand. In many ways, it is drawing the product to the attention of calorie-conscious consumers in addition to those who are primarily attracted to the healthful proposition of soy itself.

In Canada, Soy²O™ is now available in a wide variety of chains, such as Costco East, Metro-Richelieu, Sobey’s, North West Company stores, Couche-Tard, Mac’s Convenience West and 7-Eleven stores throughout Canada. Jody Christopherson, Vice-President of Sales, Western Canada added: “Soy²O™ is moving extremely well in the convenience channel, a very pleasant surprise as we didn’t know what to expect from outlets that serve a primarily younger demographic. Consumers just love the flavors and the accompanying health proposition simply amplifies the demand. By the end of July, Soy²O™ was in more than 2000 stores across Canada.”

The Company is continuing to expand its distribution and listing base behind this revolutionary new product.

The Company will continue to provide operational updates in our monthly newsletter on the first of most months, posted at www.LBIX.com.

About Soy²O™
Soy²O™ (pronounced “soy-two-oh”) is a unique blend of fruit flavored water and natural soy isoflavones. Isoflavones are the active ingredient in soy that are linked to many health benefits.

The “Evolution of Soy?”, Soy²O™ is “Clearly refreshing without the soy taste™”.

Soy²O™ is the first product of its kind to incorporate revolutionary new technology that conveys the well-known benefits of soy without the unpleasant taste, appearance and odor of soy Soy²O ™ is crisp and clear in appearance. There is absolutely no hint that the product contains a healthy 20 mgs of soy in every 12 oz bottle. Initially produced in four distinct flavors: Blueberry Grape, Peach Mango, Strawberry Guava and Lemon Green Tea, ‘Zero Calorie, Zero Carb’ Soy²O™ is now available in Lemon Lime.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

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